03 FEB 11 AM 7:21

6 February 2003

03003871

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

Attention Office of International Corporate Finance, Division of Corporation Finance

Re David Jones Limited (File No. 82-4230) - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sirs

David Jones Limited announces 5.1% increase in First Half sales

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Very truly yours,
DAVID JONES LIMITED

dlw 2/19

JOHN A. SIMMONDS
COMPANY SECRETARY

DAVID JONES

David Jones Limited A.C.N. 000 074 573

86-108 Castlereagh Street Sydney NSW 2000 Australia **Telephone 02 9266 5544**

ASX AND MEDIA RELEASE
For Immediate Distribution
6 February 2003

DAVID JONES LIMITED ANNOUNCES 5.1% INCREASE IN FIRST HALF SALES

- Solid sales result
- Improvement in gross margins in a highly competitive environment
- Strong performance by key apparel and cosmetics categories continues
- Company reiterates previous guidance re NPAT

Leading Australian retailer David Jones Limited ('David Jones') today announced a 5.1% increase in sales for the half year ending 25 January 2003 to $924.0m (2001/2002: $879.1m). Sales for the second quarter increased 3.4%, to $538.8m (2001/2002: $520.9m). Like for like sales for the second quarter were +3.4% (2nd Quarter 2001/2002: +0.9%), and for the half + 4.4% (1st Half 2001/2002: +1.2%).

Chief Executive Officer, Mr. Mark McInnes said, "The second quarter sales result is in line with our expectations. Our strategic approach to merchandising and inventory management has allowed us to improve gross margins through what continues to be a highly competitive sales environment. Our absolute priority continues to be driving profitable sales. Importantly our key categories of apparel and cosmetics continue to perform very strongly, driven by a high level of differentiation from our major competitor."

"The group today reiterates its guidance for full year Net Profit After Tax (pre-significant items and preference share dividends) of a 15-20% increase on the previous year (2001/2002: $35.5m)." Mr. McInnes said.

	THIS YEAR 2002/2003	LAST YEAR 2001/2002	**Variance**	**LFL***
	$M	$M	%	%
13 Weeks ended 26 October 2002	385.2	358.2	7.5	5.8
13 Weeks ended 25 January 2003	538.8	520.9	3.4	3.4
26 Weeks ended 25 January 2003	924.0	879.1	5.1	4.4

*LFL includes Online but excludes Foodchain

THE TRADING ENVIRONMENT

Discounting remained a key feature of the market in the lead up to Christmas. David Jones maintained a strategic approach to discounting remaining competitive on commodity items while holding ground with regards to its key merchandise categories in order to improve gross margins.

Trading conditions throughout calendar year 2002 were robust coming off the back of a weak 2001 for non-food retail. Overall the first half of this current financial year (2002/2003) was solid. As with others in the non-food retail sector David Jones noted periods of softer trading in December. However, trade in both November and January was strong throughout.

STORES

The extended and refurbished Perth CBD store has continued to trade well post its October 2002 opening. The Perth market represents a major growth opportunity for the David Jones brand.

David Jones is the only store trading through the major extension and refurbishment of the Westfield Bondi Junction complex in Sydney. As expected the adverse affect on trading has been considerable and we expect this to remain the case for the remainder of this financial year.

TRADING OUTLOOK

Coming off a robust calendar 2002, external economic forecasts suggest there will be some softening of consumer spending in calendar 2003. As others in the sector have stated the complexity of the broader global picture at present makes it difficult to predict consumer sentiment and spending trends going forward. However, David Jones remains well positioned to manage trends in the retail cycle.

CONCLUSION

Mr. McInnes said, "I formally started as CEO on Monday 3 February. I am now working with the management team to prepare for our annual 3 year strategic plan for board review and sign-off in late May. Uppermost in my mind as we approach this review are the areas which impact on the success of our business – the use of capital, cost efficiencies, revenue generation and the continued management of inventory and margins, and the review of our Foodchain business. I am committed to the group's well established and successful brand positioning."

"David Jones has rebuilt its core business model over the past several years. The focus of our 2003 review of strategy will be how can we take that business model and drive greater efficiencies and improved returns," Mr. McInnes said.

ENDS (REFERENCE NOTES FOLLOW)

FOR FURTHER INFORMATION CONTACT
Jill Campbell
General Manager Corporate Affairs- David Jones Limited
02 9266 5960 / 0412 047 448
jillcampbell@davidjones.com.au

REFERENCE NOTES

***LFL calculations**

Note that the 1st half FY2003 (both Q1 and Q2) LFL figure includes David Jones Online as Online is part of the group's core department store business and has been in operation since October 2000. LFL does not include Foodchain.

Copies of previous releases

Copies of announcements issued by David Jones are available on the Company website at www.davidjones.com.au. Upon accessing the site, click on "For Investors" at the bottom of the screen to go through to releases and announcements.